

June 26, 2013

<u>Via E-mail</u>
John G. Figueroa
Chairman and Chief Executive Officer
Apria Healthcare Group Inc.
26220 Enterprise Court
Lake Forest, CA 92630

      Re: Apria Healthcare Group Inc.
                Form 10-K for Fiscal Year Ended December 31, 2012
                Filed March 11, 2013
                File No. 333-168159

Dear Mr. Figueroa:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                      Sincerely,

                                        /s/ Brigitte Lippmann (for)

                                        John Reynolds
                                        Assistant Director